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                           Silicon Entertainment, Inc.
                               210 Hacienda Avenue
                               Campbell, CA 95008


                                November 18, 1999

Via Edgar

Securities and Exchange Commission
540 Fifth Street, NW
Washington, DC  20549


Re:    Silicon Entertainment, Inc.
       APPLICATION FOR WITHDRAWAL OF FORM 8-A
       File No.:  000-28001

Ladies and Gentlemen:

Silicon Entertainment, Inc. (the "Company") hereby applies for withdrawal of the Company's Registration Statement on Form 8-A, File No. 000-28001, filed with the Securities and Exchange Commission on November 9, 1999, and hereby requests that the Commission take appropriate action to cause such withdrawal to become effective immediately or as soon thereafter as practicable. Please be advised that the Company reserves the right to file another registration statement on Form 8-A for its Common Stock, $0.001 par value.

Very truly yours,

SILICON ENTERTAINMENT, INC.


By: /s/ David Morse
    -----------------------------------
         David Morse
         Chief Executive Officer

cc:      Kara Sandler, Securities and Exchange Commission
         Thomas Choe, The Nasdaq Stock Market
         James Koshland, Esq.